Exhibit 99.1
Aeterna Zentaris

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418-652-8525
www.aezsinc.com

Press Release
For immediate release

Aeterna Zentaris Reports First Quarter 2013 Financial and Operating Results

All amounts are in U.S. dollars (unless otherwise noted)
Quebec City, Canada, May 7, 2013 - Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the "Company"), a late‑stage drug development company specializing in oncology and endocrinology, today reported financial and operating results as at and for the first quarter ended March 31, 2013.
Key Drug Developments
AEZS-108 (Doxorubicin Peptide Conjugate)

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First patient treated for Phase 2 trial in triple-negative breast cancer. Alberto J. Montero, MD, Assistant Professor, Department of Medicine, Division of Hematology/Oncology, Sylvester Comprehensive Cancer Center at the University of Miami Miller School of Medicine, is the lead investigator of this trial which also includes sites at the Universities of Regensburg and Goettingen in Germany.

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Subsequent to quarter-end, a co-development and profit-sharing agreement was signed with Ergomed Clinical Research Ltd. ("Ergomed") as the contract clinical development organization for the upcoming Phase 3 trial for AEZS‑108 in endometrial cancer. Under the terms of the agreement, Ergomed will assume 30% (up to $10 million) of the clinical and regulatory costs for this trial, which are estimated at approximately $30 million over the course of the study. Ergomed will be entitled to receive an agreed upon single-digit percentage of any net income received by the Company for AEZS-108 in this indication, up to a specified maximum amount. This is an open-label, randomized, multicenter trial to be conducted in North America, Europe, Israel and other countries under a Special Protocol Assessment ("SPA"). The trial will compare AEZS-108 with doxorubicin as second line therapy for locally-advanced, recurrent or metastatic endometrial cancer. The trial will involve approximately 500 patients and the primary efficacy endpoint is improvement in median Overall Survival ("OS").

AEZS-130 (Oral Ghrelin Agonist)

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Ongoing preparation of a New Drug Application ("NDA") submission to the U.S. Food and Drug Administration ("FDA") for AEZS‑130 as an oral diagnostic test for Adult Growth Hormone Deficiency ("AGHD"). Phase 3 data have demonstrated that the compound has the potential to become the first orally-approved diagnostic test for AGHD, with accuracy comparable to available testing procedures.

Perifosine (Oral AKT Inhibitor)

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Phase 3 trial in multiple myeloma was discontinued after an interim analysis by an independent Data Safety Monitoring Board ("DSMB") reported that it was highly unlikely the study would achieve a significant difference in its primary endpoint, progression-free survival. The Company will not make any further investment in the development of perifosine. Should its partners decide to continue its development, the Company will provide them with perifosine in return for a service fee.

Aeterna Zentaris

Key Corporate Developments
Appointment of New President and CEO

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Subsequent to quarter-end, David A. Dodd was appointed President and Chief Executive Officer of the Company. Mr. Dodd was also appointed to its Board of Directors. Mr. Dodd's executive management experience in the pharmaceutical and biotechnology industries spans more than 35 years. Before joining the Company, he was President, CEO and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. During his six-year tenure as President, CEO and Director of Serologicals Corporation, the market value of that company increased from $85 million to an all-cash sale to Millipore Corporation for $1.5 billion. That successful transformation followed his five-year term as President and CEO of Solvay Pharmaceuticals, Inc. and as Chairman of its subsidiary Unimed Pharmaceuticals, Inc. Mr. Dodd also held various senior management positions at Wyeth-Ayerst Laboratories, the Mead Johnson Laboratories Division at Bristol-Myers Squibb, and Abbott Laboratories. Mr. Dodd holds a Master's degree from Georgia State University, and completed the Harvard Business School of Advanced Management Program.

Cetrotide® Manufacturing Rights

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In April 2013, the Company announced binding agreements with various partners and licensees with respect to the manufacturing rights and obligations for Cetrotide®, currently marketed for in vitro fertilization. The principal effect of such agreements is to transfer the manufacturing rights and to grant a manufacturing license for Cetrotide® to a subsidiary of Merck KGaA of Darmstadt, Germany ("Merck Serono"), in all jurisdictions. The transactions are expected to be completed on or about October 1, 2013, at which time Zentaris IVF GmbH, a direct wholly-owned subsidiary of Aeterna Zentaris GmbH ("AEZS Germany") would receive a one-time payment of €2.5 million, or approximately $3.2 million, as well as certain other payments related to current assets and equipment to be transfered. In addition, AEZS Germany and Zentaris IVF GmbH also entered into a transitional services agreement with Merck Serono under which the Company will, during a 36-month period, provide various transition services to assist Merck Serono in assuming responsibility for the manufacturing of Cetrotide® in consideration for the payment of a monthly fee to Zentaris IVF GmbH throughout such period. The Company had previously monetized the royalty stream related to Cetrotide® in November 2008 in a transaction with HealthCare Royalty Partners L.P. (formerly Cowen Healthcare Royalty Partners L.P.).

Cash and cash equivalents totalled $33.2 million as at March 31, 2013, compared to $39.5 million as at December 31, 2012.
David A. Dodd, Aeterna Zentaris President and Chief Executive Officer, commented, "I am very proud and delighted to join Aeterna Zentaris. I believe that with our highly motivated staff, as well as our innovative pipeline augmented by business development, we can achieve long-term growth and profitability which will benefit both patients and shareholders. My short-term goals include successfully starting patient recruitment for the Phase 3 trial in endometrial cancer with AEZS-108, submitting the NDA for AEZS-130 as an oral diagnostic test for AGHD and, ensuring that we deliver on the commitments we make. We hold very highly our responsibility to delivering on these activities and demonstrating our commitment to all our stakeholders."
Dennis Turpin, CPA, CA, Senior Vice President and Chief Financial Officer at Aeterna Zentaris stated, "Based on our current expectations and with $33.2 million in cash and cash equivalent as at March 31, 2013, we believe we have sufficient capital resources to fund our planned operations for at least the next twelve months."
CONSOLIDATED RESULTS AS AT AND FOR THE FIRST QUARTER ENDED MARCH 31, 2013
Revenues were $16.6 million for the three-month period ended March 31, 2013, compared to $9.5 million for the same period in 2012. The increase is largely attributable to comparative higher deliveries of Cetrotide® to certain customers and to the recognition of unamortized deferred revenues related to upfront payments received from our licensee partners in connection with perifosine, following the Company's decision to discontinue the Phase 3 trials of perifosine.
R&D costs, net of refundable tax credits and grants were $4.4 million for the three-month period ended March 31, 2013, compared to $5.6 million for the same period in 2012. The decrease is attributable to lower employee compensation and benefit costs due to continued cost-saving measures resulting in a lower number of employees. The decrease is also related to comparative lower third-party costs associated with the development of most of the Company's products.

Aeterna Zentaris

Selling, general and administrative ("SG&A") expenses were $3.8 million for the three-month period ended March 31, 2013, compared to $3.2 million for the same period in 2012.
Net income (loss) for the three-month period ended March 31, 2013 was $1.9 million or $0.07 per basic and diluted share, compared to $(11.5) million or $(0.65) per basic and diluted share for the same period in 2012. The significant increase in net income is due largely to the significant increases in license fees revenues (non-cash) and in net finance income (non‑cash), as well as to lower net R&D costs, partly compensated by higher SG&A.
CONFERENCE CALL
Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Wednesday, May 8, 2013, to discuss the 2013 first quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the "newsroom" section. A replay will be available on the Company's website for 30 days following the live event.
For reference, the Management's Discussion and Analysis ("MD&A") for the first quarter 2013 with the associated Unaudited Interim Condensed Consolidated Financial Statements can be found at www.aezsinc.com in the Investors section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com

Attachment: Financial summary

Aeterna Zentaris

Interim Consolidated Statements of Comprehensive Income (Loss) Information

	Three months ended March 31,
(in thousands, except share and per share data)	2013	2012
	$	$
Revenues
Sales and royalties	10,209	8,308
License fees and other	6,390	1,202
	16,599	9,510
Operating expenses
Cost of sales	8,684	7,513
Research and development costs, net of refundable tax credits and grants	4,401	5,572
Selling, general and administrative expenses	3,794	3,213
	16,879	16,298
Loss from operations	(280)	(6,788)
Finance income	2,166	76
Finance costs	—	(4,739)
Net finance income (costs)	2,166	(4,663)
Income (loss) before income taxes	1,886	(11,451)
Income tax expense	—	—
Net income (loss)	1,886	(11,451)
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	240	(255)
Comprehensive income (loss)	2,126	(11,706)
Net income (loss) per share
Basic	0.07	(0.65)
Diluted	0.07	(0.65)
Weighted average number of shares outstanding
Basic	25,329,288	17,669,474
Diluted	25,330,128	17,669,474

Aeterna Zentaris

Interim Consolidated Statement of Financial Position Information

	As at March 31,	As at December 31,
(in thousands)	2013	2012
	$	$
Cash and cash equivalents	33,183	39,521
Trade and other receivables and other current assets	12,449	13,780
Restricted cash	806	826
Property, plant and equipment	1,964	2,147
Other non-current assets	10,992	11,391
Total assets	59,394	67,665
Payables and other current liabilities	13,701	15,675
Long-term payable (current and non-current portions)	—	30
Warrant liability	4,419	6,176
Non-financial non-current liabilities*	45,235	52,479
Total liabilities	63,355	74,360
Shareholders' deficiency	(3,961)	(6,695)
Total liabilities and shareholders' deficiency	59,394	67,665
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*    Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.

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